FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Market Announcement Dated October 10, 2013: Proposal to Create Cemig Transmissão S.A. to Manage Transmission Assets

2.	Summary of Decisions of the 579th Meeting of the Board of Directors Held on October 17, 2013

3.	Summary of Minutes of the 570th Meeting of the Board of Directors Held on June 27, 2013

4.	Summary of Minutes of the 577th Meeting of the Board of Directors Held on October 10, 2013

5.	Notice to Stockholders Dated October 28, 2013: Payment of the Second Installment of the Interest on Equity

6.	Material Announcement Dated October 28, 2013: Acquisition of 51% of Brasil PCH S.A.

7.	Summary of Decisions of the 580th Meeting of the Board of Directors Held on November 7, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations

Date: November 12, 2013

1. Market Announcement Dated October 10, 2013: Proposal to Create Cemig Transmissão S.A. to Manage Transmission Assets

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MARKET ANNOUNCEMENT

Proposal to create Cemig T: to manage Transmission assets

Companhia Energética de Minas Gerais — Cemig (“Cemig”), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid — in accordance with CVM Instruction 358 of January 3, 2002, as amended — hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

The Board of Directors of Cemig has approved the creation of Cemig Transmissão S.A. (“Cemig T”), a new wholly-owned subsidiary, to be responsible for the management of the transmission assets at present under the responsibility of Cemig Geração e Transmissão S.A. (“Cemig GT”).

Creation of Cemig T aims to adapt the Cemig Group’s structure to the new regulatory environment imposed by Law 12783. Its results and benefits are expected to include the following:

•            provision of a specific focus for the transmission business; and

•            improved clarity in management of the revenues and costs of that business.

Cemig reiterates its commitment to keeping its stockholders and the market opportunely and properly informed on any administrative measures that it considers to be material.

Belo Horizonte, October 10, 2013

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. Summary of Decisions of the 579th Meeting of the Board of Directors Held on October 17, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of October 17, 2013

SUMMARY OF PRINCIPAL DECISIONS

At its 579th meeting, held on October 17, 2013, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1                 Signature of an amendment to the rental contract with Forluz for the Aureliano Chaves Building.

2                 The Neptune Project.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Summary of Minutes of the 570th Meeting of the Board of Directors Held on June 27, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –   CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

570TH MEETING

Date, time and place:	June 27, 2013 at 4 p.m., at the company’s head office
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Alexandre de Queiroz Rodrigues.

Summary of proceedings:

I                               Conflict of interest: The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matter on the agenda of this meeting, and all said that there was no such conflict of interest.

II                          The Board decided, with one vote against, by the Board Member Arcângelo Eustáquio Torres Queiroz:

a)             to authorize out-of-court liquidation of Cemig Serviços S.A. (Cemig S), through dissolution by the bodies of that Company, with the functions of its Executive Board, the Members of its Board of Directors, its General Management, its Operational Management, and its Administrative and Financial Management thus ceasing to exist.

b)             to orient the vote, by the representative of the Company at the Extraordinary General Meeting of Stockholders of Cemig S, in favor of the following matters:

Acceptance of the Report of Management and Interim Financial Statements for the business year 2013.

Procedures for out-of-court liquidation of Cemig Serviços S.A. (Cemig S), initially in relation to its internal bodies — the functions of its Executive Board, of the Members of its Board of Directors, of its General Management and of its Management Units thus ceasing to exist.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Designation of Mr. José Flávio Reis Fernandes to carry out the legal functions of liquidator of Cemig S and to take all appropriate measures.

Installation of the Audit Board, appointment of its members and decision on their remuneration.

Delegation to Cemig’s Executive Management Office Appointment of the responsibility, after the extinction of Cemig S, to be the body responsible for safekeeping and conservation of the books of account, and its corporate and stockholding documents, for five years from the date of the General Meeting of Stockholders that decides on the subject.

After payment of the liabilities, if there are any assets remaining, allocation of 100% of the Stockholders’ equity of Cemig S to Cemig.

c)              To authorize transfer to Cemig S of such funds as are necessary for quittance of the debts and expenses of the Company in the process of liquidation, up to the limit decided.

III                     The Board approved, unanimously, the minutes of this meeting.

IV                      Debate: The following spoke on general matters and business of interest to the Company:

The Chair;
Board Members:	Arcângelo Eustáquio Torres Queiroz,	Djalma Bastos de Morais

The following were present:

Board Members:	Dorothea Fonseca Furquim Werneck, Djalma Bastos de Morais, Arcângelo Eustáquio Torres Queiroz, Guy Maria Villela Paschoal, Saulo Alves Pereira Junior,	Bruno Magalhães Menicucci, Luiz Augusto de Barros, Marina Rosenthal Rocha, Newton Brandão Ferraz Ramos, Tarcísio Augusto Carneiro, José Augusto Gomes Campos
Secretary:	Alexandre de Queiroz Rodrigues.

4. Summary of Minutes of the 577th Meeting of the Board of Directors Held on October 10, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –   CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

577TH MEETING

Date, time and place:	October 10, 2013 at 8.30 a.m., at the company’s head office
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I          Conflict of interest: The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except the Board Members:

II         The Board decided, unanimously:

a)    To approve the minutes of this meeting.

b)    To authorize signature, as guarantor, of second amendments to the following Bank Credit Notes (Cédulas de Crédito Bancário — CCBs) signed with Banco do Brasil S.A. —

CCB nº 330.800.376,	CCB nº 330.800.383,	CCB nº 330.800.384,
CCB nº 330.800.385,	CCB nº 330.800.386,	CCB nº 330.800.387,
CCB nº 330.800.388,	CCB nº 330.800.389,	CCB nº 330.800.390,
CCB nº 330.800.391,	CCB nº 330.800.392,	CCB nº 330.800.393,
CCB nº 330.800.394, and	CCB nº 330.800.395,

• to postpone the due date of the portions specified for 2013, with the renewals of the credit transactions maintaining Cemig GT’s option to pre-pay the debt without additional costs being applicable.

III           The Chair spoke on general matters and business of interest to the Company.

The following were present:

Board Members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Tadeu Barreto Guimarães,

Wando Pereira Borges

Bruno Magalhães Menicucci,

Luiz Augusto de Barros,

Newton Brandão Ferraz Ramos,

Adriano Magalhães Chaves,

Christiano Miguel Moysés,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Lauro Sérgio Vasconcelos David,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro;

Secretary:	Anamaria Pugedo Frade Barros.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. Notice to Stockholders Dated October 28, 2013: Payment of the Second Installment of the Interest on Equity

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ: 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Dividend payments on October 31

We advise stockholders that, under the decision of the Board of Directors at its meeting of December 20, 2012 and the Notice to Stockholders of that date, Cemig will make the following payments on October 31, 2013:

R$ 850,000,000.00 (eight hundred fifty million Reais), corresponding to R$ 0.996886690 per share, being the second installment of the Interest on Equity for the business year 2012.

This amount will be subject to withholding of 15% income tax at source, except in the case of payments to stockholders that are exempt from retention, under the legislation in force.

Stockholders entitled to this payment shall be:

•                  for shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A.):

stockholders of record on December 21, 2012; and

•                  for American Depositary Receipts (ADRs) traded on the New York Stock Exchange:

holders of ADRs on December 31, 2012.

Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s nominal shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment. Any stockholder not receiving the credit should visit a branch of Banco Itaú Unibanco S.A. to update his/her registry details.

Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the Depositary Brokers will be responsible for passing the amounts through to stockholders.

Belo Horizonte, October 28, 2013

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Material Announcement Dated October 28, 2013: Acquisition of 51% of Brasil PCH S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ: 17.155.730/0001-64  –  NIRE 31300040127

MATERIAL ANNOUNCEMENT

Acquisition of 51% of Brasil PCH

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission, the São Paulo Stock Exchange (BM&FBovespa) and the market — in compliance with CVM Instruction 358/2002, as amended — as follows:

Chipley SP Participações S.A. (“Chipley”), subsidiary of Cemig Geração e Transmissão S.A. (“Cemig GT”), will acquire 51% of Brasil PCH S.A. (“Brasil PCH”).

As previously reported, on June 14, 2013 Cemig GT signed a share purchase agreement with Petrobras (Petróleo Brasileiro S.A.), governing acquisition of 49% of the voting stock of Brasil PCH (“the Brasil PCH Share Purchase Agreement”).

On August 8, 2013 Cemig GT signed an Investment Agreement with Renova Energia S.A., RR Participações S.A., Light Energia S.A. and Chipley, governing entry of Cemig GT into the controlling stockholding block of Renova, also providing for assignment of the Brasil PCH Share Purchase Agreement to Chipley, owned by Cemig GT and Renova.

Under the Investment Agreement the entry of Cemig GT into the stockholding structure of Renova may be directly or through an Equity Investment Fund in which Cemig GT participates.

The transaction for acquisition of an interest in Brasil PCH was subject to rights of first refusal, and/or joint sale, by the other stockholders of Brasil PCH. On expiry of the exercise period, no stockholder decided to exercise first refusal; and only one, Jobelpa S.A. (“Jobelpa”), holder of 2% of the total equity of Brasil PCH, decided to exercise the right of joint sale.

Thus, Chipley will acquire 51% of Brasil PCH: the 49% held by Petrobras, and the 2% held by Jobelpa. Chipley will share the control of Brasil PCH.

The price of this acquisition will be R$ 676.530 million, on base date December 31, 2012, to be updated by application of the CDI rate plus 2% p.a. up to the date of payment.

Conclusion of the transaction is subject to other conditions, including approvals by Brazil’s monopolies authority, Cade, and the Brazilian electricity regulator, Aneel.

Cemig will keep stockholders and the market opportunely and appropriately informed on the conclusion of this transaction.

Belo Horizonte, October 28, 2013

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil     Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. Summary of Decisions of the 580th Meetings of the Board of Directors Held on November 7, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS —

CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of November 7, 2013

SUMMARY OF PRINCIPAL DECISIONS

At its 580th meeting, held on November 7, 2013, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Nomination of Chief Officers for the Management of Rosal Energia S.A.

2.              Signature of an amendment to a contract for provision of services.

3.              Signature of a letter of intent and an undertaking. / Re-ratification of Board Spending Decision (CRCA).

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil     Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.